Exhibit 99.3
Management’s Discussion
and Analysis of Consolidated Financial Condition and Results of Operations of the Registrant

MANAGEMENT’S DISCUSSION AND ANALYSIS
The statements contained in the following Management’s Discussion and Analysis of Neurochem Inc. and its subsidiaries (Neurochem or the Company), other than statements of fact that are independently verifiable at the date hereof, may be forward-looking statements regarding the industry in which Neurochem operates, Neurochem’s expectations as to its future performance, liquidity and capital resources. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, including but not limited to those set forth in the “Risks and Uncertainties” section as well as in the Annual Information Form and in the recently filed Final Short Form Base Shelf Prospectus. Consequently, actual results may differ materially from the anticipated results expressed in the forward-looking statements. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.
This Management’s Discussion and Analysis provides Management’s perspectives on the Company and its performance. It also discusses the material variations in the audited consolidated statements of operations, financial position and cash flows of Neurochem for the years ended December 31, 2006, 2005 and 2004. This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise indicated, amounts are presented in Canadian dollars. Additional information relating to the Company, including its Annual Report and Annual Information Form, is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Also available on EDGAR is the Company’s reconciliation to GAAP as applied in the United States (U.S.) and the additional disclosures required for the presentation of the financial statements in accordance with U.S. GAAP and Securities and Exchange Commission rules and regulations.
This discussion and analysis was performed by management with information available as of February 21, 2007.
DESCRIPTION OF NEUROCHEM
Neurochem is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Its pipeline of innovative oral product candidates primarily targets neurological disorders.
The Company currently has one program for which a New Drug Application (NDA) has been completed and submitted to the U.S. Food and Drug Administration (FDA), as well as a Marketing Authorization Application submitted to the European Medicines Agency (EMEA), one program in Phase III clinical development with one clinical trial recently completed and one other ongoing, and another program which has completed a Phase IIa clinical trial. Each of these programs targets disorders for which there are currently no known cures or limited therapies.
Eprodisate (KIACTA™- formerly FIBRILLEX™), the Company’s most advanced product candidate, is an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis, an ultimately fatal disease which is often associated with kidney dysfunction. The Company is seeking marketing approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis. In February 2006, the Company submitted to the FDA the final modules of its NDA for eprodisate (KIACTA™), completing the “rolling” NDA that was initiated in August 2005 under the Continuous Marketing Application (CMA) Pilot 1 Program. The NDA was granted priority review by the FDA in April 2006. In August 2006, the Company received an approvable letter from the FDA with respect to the eprodisate (KIACTA™) NDA. In this action letter, the FDA requested additional efficacy information, as well as a safety update. The FDA asked for further manufacturing and pharmacokinetic information, and acknowledged that a QT cardiac status clinical study should be submitted as part of a Phase IV (post approval) commitment. The FDA stated that the efficacy information would probably need to be addressed by one or more additional clinical trials. As an alternative, the FDA also stated that significant findings obtained from a complete follow-up of patients in the existing study could be persuasive. A response was submitted to the FDA in October 2006. In November 2006, the FDA advised Neurochem that the response submitted in October was complete, as it responded to all of the items raised in the August approvable letter. The NDA amendment in the U.S. is subject to a six-month review (Class II amendment) as designated by the FDA, with a goal date for a decision on eprodisate (KIACTA™) on or about April 16, 2007.
Neurochem is also seeking marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in the European Union. The Company was advised by the European Medicines Agency (EMEA) in September 2006 that its Marketing Authorization Application is valid and that the regulatory review has started.
Eprodisate (KIACTA™) has been granted Orphan Drug Designation in the U.S. and received Orphan Medicinal Product designation in Europe, which normally provide for market exclusivity of seven years and ten years, respectively, once the drug is approved. Eprodisate (KIACTA™) has also received Orphan Drug Designation in Switzerland.
In December 2004, the Company concluded a definitive collaboration and distribution agreement with Centocor, Inc. (Centocor) for eprodisate (KIACTA™) for the prevention and treatment of AA amyloidosis. Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for eprodisate (KIACTA™), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea, for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to U.S. $54 million, as well as tiered distribution fees which will be based upon net annual sales of eprodisate (KIACTA™) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the U.S. and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of eprodisate (KIACTA™) in the applicable territories. KIACTA™ is a trademark of Centocor.
Tramiprosate (ALZHEMED™), a small orally-administered molecule considered an amyloid b antagonist, is the Company’s next most advanced product candidate. Tramiprosate (ALZHEMED™) has recently completed an 18-month North American Phase III clinical trial assessing the safety, efficacy and disease-modifying effect of tramiprosate (ALZHEMED™) in mild-to-moderate Alzheimer’s disease (AD) patients. This clinical trial included 1,052 enrolled patients at 67 clinical centers across the U.S. and Canada. The top-line results of the North American Phase III clinical trial are expected to be released during the spring of 2007. All patients who completed the North American Phase III clinical trial were eligible to receive tramiprosate (ALZHEMED™) in an 18-month open-label extension of the Phase III study.
The European Phase III clinical trial on tramiprosate (ALZHEMED™) was launched in September 2005 with 930 mild-to-moderate AD patients being expected to participate in the trial. This study also has a duration of 18 months and the trial is being conducted at approximately 70 clinical centers in ten European countries. As of December 31, 2006, 770 patients had been successfully screened in the European clinical trial, of which 726 were randomized; the remaining 44 patients are expected to be randomized and included in the clinical trial. Enrolment of patients participating in the European clinical trial is expected to be completed in the first half of 2007. Both Phase III clinical trials are multi-centre, randomized, double-blind, placebo-controlled, three-armed, parallel-designed trials. During 2006, the Company continued to receive recommendations from its Data Safety Monitoring Boards to continue the North American and European Phase III clinical trials, based on the safety and tolerability of the product candidate. The Company has been and continues to be in discussions with potential partners with respect to collaboration on and the commercialization of tramiprosate (ALZHEMED™).
Tramiprosate (CEREBRILTM), the Company’s product candidate designed for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (CAA), completed a multi-center Phase IIa clinical trial to assess safety of the product candidate in January 2004.
The Company is currently prioritizing its human and financial resources on the development of its eprodisate (KIACTA™) and tramiprosate (ALZHEMED™) programs. Accordingly, the Company plans to await the outcome of one or both of these programs before advancing its CAA program any further.

The Company also has ongoing research programs that are focused on the development of AD compounds and a vaccine for the prevention and/or treatment of AD.
The Company has an indirect equity investment in Innodia Inc. (Innodia), a private company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases. In March 2006, the Company made an additional indirect equity investment of $1,660,000 in Innodia. As at December 31, 2006, Neurochem’s indirect equity investment represented approximately 23% of equity ownership, based on the issued and outstanding shares of Innodia.
A subsidiary of Picchio Pharma Inc. (Picchio Pharma) is the principal shareholder of the Company with an ownership of approximately 29% as at December 31, 2006, based on the issued and outstanding shares of the Company as of that date. Picchio Pharma Inc. is a joint venture healthcare investment company established between FMRC Family Trust, a trust of which Dr. Francesco Bellini is a beneficiary, and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada.
In June 2006, the International Chamber of Commerce Court of Arbitration (ICC) issued its Final Award (the Final Award) in the arbitration dispute involving Neurochem and Immtech Pharmaceuticals, Inc., formerly known as Immtech International, Inc. (Immtech). The dispute concerned an agreement entered into between Immtech and Neurochem in April 2002 (the Agreement) under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech. The ICC denied the majority of Immtech’s claims after an evidentiary hearing before the tribunal convened in accordance with the rules of the ICC (the Tribunal) held in September 2005. In the Final Award, the Tribunal held that Neurochem did not misappropriate any of Immtech’s compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem’s patent applications.
The Tribunal found that Neurochem had breached certain sections of the Agreement, and Immtech was awarded U.S.$35,000 in damages, plus interest thereon for a disputed progress payment under the Agreement. Immtech was awarded only a portion of the ICC’s administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech’s arbitration-related legal fees. Those charges, fees and costs amounted to approximately U.S.$1.83 million. Neurochem has made the payments required by the Final Award. The Tribunal issued an Addendum to the Final Award dated September 21, 2006, in which it denied Immtech’s July 10, 2006, request to make a further determination with respect to ownership of the Neurochem inventions and pending patent applications, leaving its earlier ruling intact.
On January 25, 2007, Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. (together with

UNC, the Universities) filed with the Federal District Court for the Southern District of New York, U.S.A. (the Court) a Notice of Voluntary Dismissal bringing to an end the litigation action described herein. The litigation had been stayed since 2004 when the Court ordered Immtech to submit its claims to arbitration as provided for in the underlying agreement between Immtech and Neurochem, leaving the claims of the Universities to be decided after the conclusion of the arbitration.
In the litigation, the Universities asserted that they had claims against Neurochem that were independent of the claims asserted by Immtech in the arbitration. Neurochem’s position is that the Universities had no claims. On January 25, 2007, the plaintiffs voluntarily dismissed their complaint against Neurochem without any payment, license, business agreement, concession or compromise by Neurochem.
Neurochem is included in the NASDAQ Biotechnology Index (NBI), the S&P/TSX Composite Index, the S&P/TSX Capped Health Care Index and the Global Industry Classification Standard (GICS) Index.
As at December 31, 2006, Neurochem’s workforce consisted of 218 employees.

SELECTED FINANCIAL INFORMATION
(In thousand of Canadian dollars, except per share data)

	Years ended December 31
	2006	2005	2004
	(audited)	(audited)	(audited)
Revenues:
Collaboration agreement	$2,389	$3,384	$132
Reimbursable costs	808	1,057	195

	3,197	4,441	327

Expenses:
Research and development (R&D)	$58,624	$50,495	$30,957
Research tax credits and grants	(2,153)	(4,393)	(1,799)
Other R&D charges	1,277	—	—

	57,748	46,102	29,158

General and administrative	13,050	22,212	17,953
Arbitral award	2,089	—	—
Reimbursable costs	808	1,057	195
Stock-based compensation	4,048	4,795	4,038
Special charges	—	—	1,676
Depreciation, amortization and
patent cost write-off	1,764	3,189	2,046
Interest and bank charges	151	462	277

	79,658	77,817	55,343

Net loss before undernoted items	(76,461)	(73,376)	(55,016)

Investment income and other:
Interest income	2,356	2,082	1,030
Accretion expense	(634)	—	—
Foreign exchange (loss) gain	(318)	187	1,298
Other income	1,529	935	289
Share of loss in a company subject
to significant influence	(2,768)	(3,124)	—
Non-controlling interest	909	930	—

	1,074	1,010	2,617

Net loss	$(75,387)	$(72,366)	$(52,399)

Net loss per share: Basic and diluted	$(1.95)	$(2.06)	$(1.74)

	December	December 31,	December 31,
	31, 2006	2005	2004
	(audited)	(audited)	(audited)
Total assets	$83,211	$96,946	$76,448

Total long-term financial liabilities	$39,954	$207	$9,576

RESULTS OF OPERATIONS
Year ended December 31, 2006 compared to year ended December 31, 2005
Revenue from collaboration agreement amounted to $2,389,000 for the year ended December 31, 2006, compared to $3,384,000 for the same period in the previous year. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™), which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S.$6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the FDA, the amount would no longer be refundable and would be amortized as earned revenue. As previously discussed, the Company anticipates a decision by the FDA regarding eprodisate (KIACTA™) in April 2007.
Reimbursable costs revenue amounted to $808,000 for the year ended December 31, 2006, compared to $1,057,000 for the same period in the previous year and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $58,624,000 for the year ended December 31, 2006, compared to $50,495,000 for the same period in the previous year. The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™) primarily in respect of the ongoing Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as previously discussed. For the year ended December 31, 2006, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the ongoing open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as ongoing drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the stages of clinical development and as the Company continues to invest in product research and development.

Research tax credits and grants amounted to $2,153,000 for the year ended December 31, 2006, compared to $4,393,000 for the corresponding period in the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly due to additional tax credits of $1,333,000 recorded during 2005, claimed in respect of research and development taxable benefits on stock options for 2005 and prior years. Also, research grants for the year ended December 31, 2005, include the final contribution of $1,149,000 received by the Company under the Technology Partnerships Canada (TPC) Program for the development of tramiprosate (ALZHEMED™).
Other research and development charges amounted to $1,277,000 for the year ended December 31, 2006. During 2006, the Quebec taxation authorities proposed retroactive changes in the application of the tax credit program that would deny tax credits on research and development taxable benefits relating to stock options for 2005 and prior years. Accordingly, management determined that the criteria for recognition of these credits was no longer met and recorded a provision for these research tax credits.
General and administrative expenses totaled $13,050,000 for the year ended December 31, 2006, compared to $22,212,000 for the corresponding period in the previous year. The decrease is primarily attributable to a reduction in legal fees incurred by the Company regarding the dispute with Immtech.
Arbitral award amounted to $2,089,000 (approximately U.S. $1.83 million) for the year ended December 31, 2006 and relates to the dispute with Immtech, as discussed above.
Reimbursable costs amounted to $808,000 for the year ended December 31, 2006, compared to $1,057,000 for the same period in the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
Stock-based compensation amounted to $4,048,000 for the year ended December 31, 2006, compared to $4,795,000 for the corresponding period in the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The decrease is primarily attributable to expenses of $1,441,000 recorded in 2005 in relation to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004.
Depreciation, amortization and patent cost write-off amounted to $1,764,000 for the year ended December 31, 2006, compared to $3,189,000 for the corresponding period in the previous year. The decrease is mainly attributable to the write-off of patent costs of $853,000 recorded in 2005 in relation to non-core technology patents, responsibility for which reverted to Parteq Research & Development Innovations, the technology transfer office of Queen’s University. The decrease is also attributable to the sale-leaseback transaction entered into by the Company in November 2005 in respect of its facilities located in Laval, Quebec. As a result of the transaction, the Company had no depreciation expense for the buildings in 2006. In 2005, depreciation expense on the buildings was recorded up to the date of the sale-leaseback transaction.
Interest and bank charges amounted to $151,000 for the year ended December 31, 2006, compared to $462,000 for the same period in the previous year. The decrease is attributable to the reimbursement in November 2005, in connection with the sale- leaseback transaction, of the long-term debt previously contracted to finance the acquisition of facilities in 2004.
Interest income amounted to $2,356,000 for the year ended December 31, 2006, compared to $2,082,000 for the corresponding period in the previous year. The increase is mainly attributable to higher interest rates and is partially offset by lower average cash balances during the current year, compared to the same period in the previous year.
Accretion expense amounted to $634,000 for the year ended December 31, 2006, and mainly represents the imputed interest under GAAP on the U.S.$42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006. Please refer to the section Liquidity and Capital Resources for more details on the convertible notes.
Foreign exchange loss amounted to $318,000 for the year ended December 31, 2006, compared to a gain of $187,000 for the same period in the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company’s net monetary assets held in foreign currencies, primarily U.S. dollars. Foreign exchange losses recognized during 2006 are mainly attributable to the strengthening of the Canadian dollar compared to the U.S. dollar during the year.
Other income amounted to $1,529,000 for the year ended December 31, 2006, compared to $935,000 for the same period in the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue. The increase is mainly attributable to recovery of prior years’ property taxes in 2006 in the amount of $332,000.
Share of loss in a company subject to significant influence amounted to $2,768,000 for the year ended December 31, 2006, compared to $3,124,000 for the same period in the previous year. Non-controlling interest amounted to $909,000 for the year ended December 31, 2006, compared to $930,000 for the same period in the previous year. These items result from the consolidation of the Company’s interest in a holding company that owns shares of Innodia, for which Neurochem is the primary beneficiary.
Net loss for the year ended December 31, 2006 amounted to $75,387,000 ($1.95 per share), compared to $72,366,000 ($2.06 per share) for the same period in the previous year .

Fourth quarter
For the fourth quarter ended December 31, 2006, the Company recorded a net loss of $19,359,000 ($0.50 per share), compared to $15,628,000 ($0.42 per share) for the same period in the previous year. The increase is mainly due to additional expenses incurred in relation to the development of tramiprosate (ALZHEMED™) in respect of the ongoing Phase III clinical trial in Europe and the North American open-label extension of the Phase III study.
Year ended December 31, 2005 compared to year ended December 31, 2004
Revenue from collaboration agreement amounted to $3,384,000 for the year ended December 31, 2005, compared to $132,000 for the same period in the previous year. This revenue is earned under the agreement with Centocor in respect of eprodisate (KIACTA™), as described previously. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S.$6,000,000) has been classified as long term deferred revenues and is not being amortized as earned revenues given that it is potentially refundable. In the event that the Company receives an approval letter issued by the FDA, the amount would no longer be refundable and would be amortized as earned revenue.
Reimbursable costs revenue amounted to $1,057,000 for the year ended December 31, 2005, compared to $195,000 for the same period in the previous year and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $50,495,000 for the year ended December 31, 2005, compared to $30,957,000 for the same period in the previous year. The increase is primarily due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™) for the Phase III clinical trials in North America and Europe. In 2005, the Company completed the enrolment of 1,052 patients with mild-to-moderate AD for its North American Phase III clinical trial for tramiprosate (ALZHEMED™). The Company also launched its Phase III clinical trial in Europe in September 2005, with 930 mild-to-moderate AD patients expected to participate. For the year end December 31, 2005, research and development expenses also included costs incurred to support the open-label extension of the eprodisate (KIACTA™) Phase II/III study, the open-label extension of the tramiprosate (ALZHEMED™) Phase II study, as well as various drug discovery programs.
Research tax credits and grants amounted to $4,393,000 for the year ended December 31, 2005, compared to $1,799,000 for the corresponding period in the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenses incurred in Quebec. The increase is mainly attributable to increased research and development expenses eligible for tax credits as well as tax credits of $1,333,000 recorded during 2005, claimed in respect to current and prior years’ research and development taxable benefits on stock options. Management determined that these credits were reasonably assured of realization based on a court ruling. Also, grants for the year ended December 31, 2005, include the final contribution of $1,149,000 received by the Company under the Technology Partnerships Canada Program for the development of tramiprosate (ALZHEMED™).
General and administrative expenses totaled $22,212,000 for the year ended December 31, 2005, compared to $17,953,000 for the corresponding period in the previous year. The increase is primarily attributable to higher legal fees in connection with the dispute with Immtech and to the expansion of the corporate infrastructure to support growth. The expenses in relation to the expansion of the corporate infrastructure include an increase in operating costs related to the facilities acquired in May 2004 and other corporate agreements and matters.
Reimbursable costs amounted to $1,057,000 for the year ended December 31, 2005, compared to $195,000 for the same period in the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
Stock-based compensation amounted to $4,795,000 for the year ended December 31, 2005, compared to $4,038,000 for the corresponding period in the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. For the year ended December 31, 2005, stock-based compensation includes expenses of $1,441,000 relating to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement dated December 1, 2004.
Special charges amounted to $1,676,000 for the year ended December 31, 2004, and were related to the relocation to the facilities acquired from Shire BioChem, Inc. (Shire BioChem) in May 2004. No such charges were incurred in 2005.
Depreciation, amortization and patent cost write-off amounted to $3,189,000 for the year ended December 31, 2005, compared to $2,046,000 for the corresponding period in the previous year. Expenses for the year ended December 31, 2005, include the write-off of patent costs of $853,000 in relation to non-core technology patents responsibility for which reverted to Parteq Research & Development Innovations. The increase also reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the additions to patent costs.
Interest and bank charges amounted to $462,000 for the year ended December 31, 2005, compared to $277,000 for the same period in the previous year. The increase is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities in May 2004.
Interest income amounted to $2,082,000 for the year ended December 31, 2005, compared to $1,030,000 for the corresponding period in the previous year. The increase results from higher average cash balances in 2005 compared to the corresponding period in the previous year, due to proceeds received from the public offering, the exercise of a warrant and the sale-leaseback transaction, as well as higher interest rates during 2005.
Foreign exchange gain amounted to $187,000 for the year ended December 31, 2005, compared to $1,298,000 for the same period in the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company’s net monetary assets held in foreign currencies, primarily U.S. dollars. The Company maintains a significant U.S. dollar position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated research and development expenditures primarily relating to its Phase III clinical programs. Foreign exchange gains recorded in 2004 were primarily attributable to a gain realized on the conversion of U.S. dollars into Canadian dollars.
Other income amounted to $935,000 for the year ended December 31, 2005, compared to $289,000 for the same period in the previous year. Other income consists of non-operating revenue, primarily rental revenue.
Share of loss in a company subject to significant influence amounted to $3,124,000 and non-controlling interest amounted to $930,000 for the year ended December 31, 2005. On January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 (AcG-15) – Consolidation of Variable Interest Entities (VIE). The implementation of AcG-15 resulted in the consolidation of the Company’s interest in a holding company that owns Innodia Inc. shares, starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359,000 and $1,439,000, respectively.
Net loss for the year ended December 31, 2005 amounted to $72,366,000 ($2.06 per share), compared to $52,399,000 ($1.74 per share) for the same period in the previous year .

Quarterly results (unaudited)
(In thousand of Canadian dollars, except per share data)

			Net loss per share
Quarter	Revenue	Net loss	Basic and diluted
	$	$	$
Year ended December 31, 2006
Fourth	770	(19,359)	(0.50)
Third	777	(18,520)	(0.48)
Second	813	(20,374)	(0.53)
First	837	(17,134)	(0.45)

Year ended December 31, 2005
Fourth	837	(15,628)	(0.42)
Third	920	(21,074)	(0.58)
Second	1,035	(18,694)	(0.54)
First	1,649	(16,970)	(0.54)
The increase in quarterly losses year over year is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials. The decrease in the 2006 third quarter net loss compared to the same period in the previous year is mainly attributable to a reduction in legal fees incurred by the Company with regards to the dispute with Immtech.
Related party transactions
(In thousand of Canadian dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004
Management services expense	$2,454	$2,400	$1,080
Sub-lease revenue	$959	$701	—
In March 2003, Neurochem entered into a management services agreement with Picchio International Inc. (Picchio International) into which Picchio Pharma Inc. intervened. Picchio International is wholly-owned by Dr. Francesco Bellini and his spouse. The management services agreement stipulates that Picchio International provides the services of Dr. Francesco Bellini, as Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma Inc. Under the agreement, Picchio International and Picchio Pharma Inc. provide regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities. In consideration of all services rendered under the agreement, Picchio International received a monthly fee of $80,000 up to November 30, 2004. The management services agreement was amended as of December 1, 2004; the monthly fee was increased to $200,000 subject to an annual consumer price index adjustment and the agreement was extended to November 30, 2007. Pursuant to an amendment as of October 30, 2003, the agreement also provides for performance-based fees determined at the discretion of the Board of Directors. As of December 31, 2006, the Company had accrued $1,000,000 for performance-based fees, which were paid in January 2007.
In 2004, the Company entered into an agreement to issue shares with the Chief Executive Officer. Refer to the section Contractual Obligations for details.
In April 2005, the Company entered into a lease agreement with a company in which Picchio Pharma has an equity interest. The lease is for a three-year period, with a gross rent of approximately $960,000 per year. In connection with the sale-leaseback transaction of November 2005 for its Laval facilities, the Company provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the lease referred to above.
Please refer to notes 6, 15(b) and 16(b) of the Consolidated Financial Statements for transactions with Parteq Research and Development Innovations.
FINANCIAL CONDITION
Liquidity and capital resources
As at December 31, 2006, the Company had available cash, cash equivalents and marketable securities of $56,821,000, compared to $71,091,000 at December 31, 2005. The decrease is primarily due to funds used in operations and is partially offset by proceeds received from the issue of convertible notes in November 2006 and from the exercise of a warrant by Picchio Pharma in February 2006.
Financing activities
Proceeds from the issue of share capital for the year ended December 31, 2006, amounted to $9,801,000 and are mainly related to the warrant exercised by Picchio Pharma on February 16, 2006, which was previously issued pursuant to a February 2003 private placement and was otherwise scheduled to expire on February 18, 2006. This warrant exercise generated total proceeds to the Company of $9,372,000 and resulting in the issuance of 1,200,000 common shares from treasury. Proceeds from the issue of share capital for the year ended December 31, 2005, amounted to $84,605,000 and are mainly related to the issue of additional share capital and the exercise of a warrant during that year. In March 2005, the Company completed a public offering of its common shares in the U.S. and in Canada. The Company issued four million common shares at a price of U.S.$15.30 per share. Total proceeds from the offering were $74,495,000 (U.S.$61,200,000) and the issue costs totaled $4,955,000. In July 2005, Picchio Pharma exercised a warrant, issued pursuant to a July 2002 private placement that was otherwise scheduled to expire on that date, generating total proceeds to the Company of $8,764,000 and resulting in the issuance of 2,800,000 common shares from treasury. Proceeds from the issue of share capital for the year ended December 31, 2004, amounted to $1,490,000 and are related to the issue of additional share capital pursuant to the exercise of stock options.
Proceeds from convertible notes amounted to $47,557,000 for the year ended December 31, 2006 and are in respect of the private placement entered into in November 2006 of U.S.$42,085,000 aggregate principal amount of 6% convertible senior notes due in 2026, with a conversion premium of 20%. The Company will pay interest on the notes until maturity on November 15, 2026, subject to earlier repurchase, redemption or conversion. Please refer to note 7 of the Consolidated Financial Statements for more details.
In addition, in August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz), that provides the Company up to U.S.$60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term, less a placement fee equal to 2.4% of gross proceeds payable to the placement agent, Rodman & Renshaw, LLC. The ELOC established by the securities purchase agreement will terminate 24 months from the effective date of the registration statement. The ELOC shall also terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction, (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice, or (iv) the registration statement does not become effective by the 12-month anniversary of the date of the securities purchase agreement. The Company may terminate the securities purchase agreement upon five trading days’ notice (i) if Cityplatz shall fail to fund a properly noticed drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least U.S.$25,000,000 under the ELOC. Either party may also terminate the securities purchase agreement upon five trading days’ notice if the volume-weighted average price of the Company’s common shares is below U.S.$5 for more than 30 consecutive trading days, as adjusted. As at December 31, 2006, the Company had not drawn any funds under the ELOC.
Proceeds from sale-leaseback amounted to $32,000,000 for the year ended December 31, 2005, and are in respect of the Company’s facilities located in

Laval, Quebec. The transaction generated a net gain of $21,358,000. For accounting purposes, the net gain is deferred and amortized over the period of the lease. The Company has leased the facilities for a period of 15 years, with an option to buy it back at fair market value beginning December 1, 2017. In addition, the Company has secured two five-year options to extend the lease beyond the original term. Of the proceeds, $9.8 million was used to repay the long-term debt contracted in 2004 to finance the acquisition of the facilities from Shire BioChem.
Proceeds from issue of long-term debt amounted to $10,500,000 for the year ended December 31, 2004 and are in respect of the revolving decreasing term credit agreement entered into to finance the acquisition of facilities from Shire Biochem in May 2004.
Investing activities
Additions to property and equipment for the year ended December 31, 2006, amounted to $908,000, compared to $1,364,000 for the year ended December 31, 2005 and $14,750,000 for the year ended December 31, 2004. The main additions to property and equipment for the years ended December 31, 2006, and 2005 were composed of research equipment. The main additions to property and equipment for the year ended December 31, 2004, were facilities acquired from Shire BioChem ($11,213,000), as well as research equipment ($2,254,000). The facilities acquired from Shire BioChem are located in the Parc Scientifique et de haute technologie de Laval and include buildings with approximately 160,000 square feet, 40% of which are research and development space to support Neurochem’s advancing research and development programs. Additions to patents for the year ended December 31, 2006, amounted to $1,946,000, compared to $1,138,000 for the year ended December 31, 2005, and $1,599,000 for the year ended December 31, 2004. The Company expects that patent costs should increase in the future as intellectual property protection activities continue.
Addition to long-term investment amounted to $1,660,000 for the year ended December 31, 2006 and represents the Company’s additional indirect equity investment in Innodia, as described above.
Other
As at January 31, 2007, the Company had 38,777,872 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,546,979 options granted under the stock option plan and 2,134,471 shares potentially issuable under the convertible notes, for a maximum of 43,679,322 common shares, on a fully diluted basis.
The Company invests available cash resources, in a manner consistent with a goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.

Since its inception in 1993, Neurochem has devoted its resources principally to funding research and development programs and the related infrastructure and support activities. As at December 31, 2006, the Company has incurred a cumulative deficit since inception of $296,609,000, of which research and development expenditures totaled $216,845,000 before net research tax credits and grants of $25,174,000. The Company expects operating expenses to increase in the future as product candidates advance through the stages of clinical development, as the Company continues to invest in product research and development and as it prepares for commercialization of its lead product candidates.
The Company signed a collaboration and distribution agreement with Centocor in respect of eprodisate (KIACTA™) in December 2004. However, the Company has not yet generated any revenues from the sale of products and has not been profitable to date. Neurochem has funded its operations primarily through private and public offerings of common shares, issuance of convertible notes, payments received under collaboration and research and development agreements, proceeds from the sale-leaseback, interest income, tax credits and grants. While the Company continues to be in the development phase, it expects to fund operations with proceeds from equity or debt financing, interest income, revenues from partnership, collaborative research, license, product development and co-marketing agreements, research tax credits and grants.
The Company believes that its available cash and short-term investments, expected interest income, potential funding from partnerships, research collaborations and licensing agreements, potential proceeds from the equity line of credit facility, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.
Disclosure of fair value of financial instruments, credit risk, foreign currency risk and interest rate risk is presented in note 21 of the Consolidated Financial Statements.
Contractual Obligations
As at December 31, 2006, Neurochem’s future contractual obligations are principally for operating leases for facilities and office equipment, clinical trial outsourcing agreements, management fees for Picchio International, as well as payments in relation to the convertible notes. Future contractual obligations by year of maturity are presented below.

	Payments Due by Period
	(in thousands of Canadian dollars)
Contractual
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating leases	45,012	2,810	5,784	6,045	30,373

Clinical trial agreements	19,362	13,928	5,434	Nil	Nil
Management fees	2,289	2,289	Nil	Nil	Nil
Convertible notes (1)	49,044	Nil	Nil	49,044	Nil
Interest payments on convertible notes (1)	14,713	2,943	5,885	5,885	Nil

(1)	Assumes redemption of convertible notes in November 2011. Refer to note 7 to the Consolidated Financial Statements for terms and conditions.
The Company has not engaged in commodity contract trading or off-balance sheet financing, other than in relation to operating leases and the sale-leaseback transaction, for which the contractual obligations under the operating leases are stated above. In addition, the Company is also responsible for operating costs and taxes under the operating leases. Furthermore, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, as discussed previously.
The Company has letters of credit granted in favor of Centocor for U.S.$6,000,000 and a landlord for $640,000; equivalent amounts of marketable securities are pledged under these letters of credit and are presented as restricted cash on the Consolidated Balance Sheet as at December 31, 2006.
In December 2004, the Company entered into an agreement with its Chief Executive Officer, Dr. Francesco Bellini, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. In 2005, the Company recorded stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified performance targets; these shares will be issued by the Company upon formal notification by the Chief Executive Officer.
The Company has entered into a number of other agreements, which involve future commitments. Please refer to note 15 of the Consolidated Financial Statements for the year ended December 31, 2006.
Subsequent event
On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to elect to take all or any portion of their annual bonus in the form of DSUs rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainer and/or all of their meeting attendance fees as DSUs rather than in cash. The number of DSUs is determined by the 5-day volume weighted average trading price of the Company’s common shares, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s retirement, death, resignation or termination
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of December 31, 2006.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting (ICFR) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with Canadian GAAP. Management, including the Company’s Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR. Management assessed the effectiveness of the Company’s ICFR as of December 31, 2006, based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s ICFR was effective as of December 31, 2006.
There was no change in the Company’s ICFR that occurred during the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect its ICFR.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of consolidated financial statements in accordance with GAAP requires management to adopt accounting policies and to make certain estimates and assumptions that the Company believes are reasonable based upon the information available at the time these decisions are made. These accounting policies, estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues, expenses and cash flows during the reporting periods. On an ongoing basis, management reviews its estimates and actual results could differ from estimates. The Company’s significant accounting policies are described in Note 2 to the audited Consolidated Financial Statements. Management considers that the following accounting policies and estimates are the more important to assist in understanding and evaluating its consolidated financial statements.
Revenue recognition: Revenue from collaboration and distribution agreements that include multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair value. Payments received under the collaboration and distribution agreements may include upfront payments, regulatory and sales-based milestone payments for specific achievements, as well as distribution fees. Upfront and regulatory milestone payments, which require the Company’s ongoing involvement are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specific element of the arrangement, are recognized as income upon the achievement of the specified milestones. Distribution fee revenue is recognized when the amount is determinable and collection is reasonably assured.
Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility operating costs, office services, information technology and human resources. The Company accrues clinical trial expenses based on work performed, which relies on estimates of total costs incurred based on completion of patient studies and other events. The Company follows this method since reasonable dependable estimates of the costs applicable to various stages of a research agreement or clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion.
Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the future tax asset for amounts which are not considered “more likely than not” to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has determined that a 100% tax valuation allowance is necessary at December 31, 2006. In the event the Company was to determine that it would be able to realize its tax asset, an adjustment to the tax asset would increase income in the period in which such determination is made.

Property, equipment and patent costs are stated at cost and are amortized on a straight-line or declining balance basis. The Company regularly reviews property, equipment and patent costs for impairment, as well as whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its recoverable value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or patent costs are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.
Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees subsequent to July 1, 2002. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company’s earnings.
CHANGE IN ACCOUNTING POLICIES
New accounting pronouncements adopted in 2006
In 2006 the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3831, “Non-monetary Transactions”, which requires non-monetary transactions to be measured at fair value, subject to certain exceptions. The adoption of these recommendations had no impact on the Company’s consolidated financial statements.
Recent accounting pronouncements to be adopted
The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of the adoption of these new standards on its consolidated financial statements.
Section 1530 “Comprehensive Income” dictates that the presentation of comprehensive income and its components in the consolidated financial statements should be given the same importance as all other statements which form part of the consolidated financial statements. Comprehensive income corresponds to the variations in the net assets of a corporation caused by operations, events and circumstances unrelated to its shareholders. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.
Section 3251 “Equity” replaces Section 3250 “Surplus” and incorporates consequential amendments resulting from the issuance of Section 1530 “Comprehensive Income”.
Section 3855 “Financial Instruments – Recognition and Measurement” determines accounting and evaluation standards applicable to financial assets, financial liabilities and non-financial derivatives. These financial instruments must be classified in defined categories. The classification determines the manner of evaluation of each instrument and presentation of related gains and losses. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.
Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”. These standards enhance existing disclosures in previously issued Section 3861 “Financial Instruments –Disclosures and Presentation”. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. Both Sections will become effective October 1, 2007.
Section 3865 “Hedges” is an optional standard which provides the choice of applying hedge accounting with regard to certain financial instruments. It replaces AcG-13 “Hedging Relationships” as well as the provisions of former Section 1650 “Foreign Currency Translation”. This section addresses hedge accounting and related disclosure. It applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.
Section 1506 “Accounting Changes” modifies certain aspects of the standard it replaces. A reporting entity may not change its accounting method unless required by a primary source of GAAP or to provide a more reliable and relevant presentation of the financial statements. In addition, changes in accounting methods must be applied retroactively and additional information must be disclosed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007.
In March 2006, the Accounting Standards Board of the CICA released its new strategic plan which proposes to abandon Canadian GAAP and effect a complete convergence to the International Financial Reporting Standards. At the end of a transitional period of approximately five years, Canadian GAAP will cease to exist as a separate, distinct basis of financial reporting for public companies. The Company will closely monitor changes arising from this convergence.
RISKS AND UNCERTAINTIES
Since its inception in 1993, Neurochem has experienced operating losses and products have not yet been marketed commercially. The Company’s product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company’s business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of the products, and competition from pharmaceutical and other biotechnology companies.
Product research and development involves a high degree of risk and returns to investors are dependent upon successful development and commercialization of the Company’s products. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company’s products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company. There can be no assurance that the Company’s future potential products will gain market acceptance among physicians, patients, healthcare payers and the medical community.
Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, the Company places considerable importance on obtaining and maintaining patent protection and safeguarding trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others.
The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of products. There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in manufacturing, marketing and distributing products, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate revenue or achieve profitability.
Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. The Company intends to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of stock options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific research and clinical development, the Company’s ability to obtain regulatory approvals, the market acceptance of the Company’s products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.
A detailed discussion on the Company’s risks and uncertainties can be found in the Company’s public filings including the Annual Information Form and the recently filed Final Short Form Base Shelf Prospectus available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
On behalf of Management,
Mariano Rodriguez, C.A., C.P.A.
Vice President, Finance
& Chief Financial Officer
Laval, Quebec, Canada
February 21, 2007